DJO Finance LLC

DJO Finance Corporation

1430 Decision Street

Vista, California 92081

VIA EDGAR

May 6, 2010

Re:                      DJO Finance LLC

DJO Finance Corporation

  and Subsidiary Guarantors

Registration Statement on Form S-4 (File No. 333-166213)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

DJO Finance LLC, DJO Finance Corporation and each of the co-registrant subsidiary guarantors listed in the above-referenced Registration Statement on Form S-4 (together, the “Registrants”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on May 10, 2010, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Richard Fenyes of Simpson Thacher & Bartlett LLP at (212) 455-2812.

Very truly yours,

DJO Finance LLC
DJO Finance Corporation
and the Co-registrants

By:		/s/ Donald M. Roberts
	Name:	Donald M. Roberts
	Title:	Executive Vice President—General Counsel and Secretary